May 15, 2019

Dear Member,

You are cordially invited to attend the 38th Annual General Meeting of the members of Infosys Limited ("the Company") to be held on Saturday, June 22, 2019 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013, read with the related Rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice. The instructions for e-voting are enclosed herewith.

Very truly yours,

Nandan M. Nilekani
Chairman

Enclosures:
1. Notice to the 38th Annual General Meeting (AGM)
2. Proxy form
3. Attendance slip
4. Instructions for e-voting

Note: Attendees who are differently-abled and require assistance at the AGM are requested to contact:

Bhawesh Kumar, Associate Vice President – Regional Head – Facilities, Infosys Limited, Electronics City, Hosur Road, Bengaluru 560 100, India
Tel: 91 80 39802035 Ext: 2035, Mobile: 91 98451 80174

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

Notice of the 38th Annual General Meeting

Notice is hereby given that the 38th Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 22, 2019, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item No. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item No. 2 – Declaration of dividend

To declare a final dividend of ₹10.50 per equity share, for the year ended March 31, 2019.

Item No. 3 – Appointment of Nandan M. Nilekani as a director liable to retire by rotation

To appoint a director in place of Nandan M. Nilekani (DIN: 00041245), who retires by rotation and, being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors and the non-executive and non-independent chairman are subject to retirement by rotation. Nandan M. Nilekani, who was appointed on August 24, 2017, in the current term, being the longest-serving member and who is liable to retire, being eligible, seeks reappointment. The Board recommends his reappointment.

Therefore, shareholders are requested to consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT, pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of the shareholders of the Company be, and is hereby accorded to the reappointment of Nandan M. Nilekani (DIN: 00041245) as a director, who is liable to retire by rotation.

Special business

Item No. 4 – Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the 2019 Plan

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ("SEBI Regulations") for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred to herein as "Applicable Laws") and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include the Nomination and Remuneration Committee and any other committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution) the approval of the shareholders be and is hereby accorded to the Board to introduce, offer, issue and provide share-based incentives under the 2019 Plan, the salient features of which are furnished in the explanatory statement to this notice and to grant such stock incentives, to such person(s) who are in the permanent employment of the Company, whether working in India or out of India, and to the directors of the Company and to such other persons as may from time to time be allowed to be eligible for the benefits of the stock incentives under Applicable Laws prevailing from time to time (all such persons are hereinafter collectively referred to as "Eligible Employees"), except persons who are promoters or belong to the promoter group, an independent director or a director who either himself / herself or through his relative / any body corporate holds more than 10% of the outstanding equity shares in the Company; at such price or prices, in one or more tranches and on such terms and conditions as may be fixed or determined by the Board in accordance with the 2019 Plan;

RESOLVED FURTHER THAT, the maximum number of stock incentives granted to Eligible Employees under the 2019 Plan shall not exceed 5,00,00,000 equity shares (as may be adjusted for any changes in capital structure of the Company) at a price decided by the Board or by the Nomination and Remuneration Committee (hereinafter

referred to as "the Administrator", which to the extent of secondary acquisition of the Company's equity shares by the Infosys Expanded Stock Ownership Trust and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust) from time to time in accordance with the 2019 Plan;

RESOLVED FURTHER THAT, in case of any corporate action(s) such as rights issues, bonus issues, merger, or sale of division(s) of the Company or other similar events, the Board and / or the Administrator (as the case may be) be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under Applicable Laws, so as to ensure that fair and equitable benefits under the 2019 Plan are passed on to the Eligible Employees;

RESOLVED FURTHER THAT, the Board be and is hereby authorized to allot equity shares of the Company as may be required for the 2019 Plan;

RESOLVED FURTHER THAT, Board and / or the Administrator (as the case may be) be and is hereby authorized to take necessary steps for listing of the shares allotted under the 2019 Plan on the stock exchanges as per the provisions of Applicable Laws and any listing-related requirements of the stock exchanges concerned;

RESOLVED FURTHER THAT, for the purpose of bringing into effect and implementing the 2019 Plan and generally for giving effect to these resolutions, the Board and / or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

RESOLVED FURTHER THAT, the formation of the Infosys Expanded Stock Ownership Trust with purposes *inter alia* to administer the 2019 Plan be and is hereby noted and approved, and trustees of the Infosys expanded Stock Ownership Trust be and are hereby authorized to take such steps as may be required in relation to the 2019 Plan or its implementation.

RESOLVED FURTHER THAT, the Board and / or the Administrator (as the case may be) be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate such powers to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.

Item No. 5 – Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the 2019 Plan

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ("SEBI Regulations") for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred herein as "Applicable Laws") and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include the Nomination and Remuneration Committee and any other committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution), the approval of the shareholders be and is hereby accorded to the Board to introduce, offer, issue and provide share-based incentives under the 2019 Plan, the salient features of which are furnished in the explanatory statement to this notice and to grant such incentives, to such person(s) who are in the permanent employment of the Company's subsidiaries, whether working in India or out of India, and to the directors of the subsidiaries and to such other persons as may from time to time be allowed to be eligible for the benefits of the stock incentives under Applicable Laws prevailing from time to time (all such persons are hereinafter collectively referred to as "Eligible Employees"), except persons who are promoters or belong to the promoter group, an independent director or a director who either himself / herself or through his relative / any body corporate holds more than 10% of the outstanding equity shares in the Company; at such price or prices, in one or more tranches and on such terms and conditions, as may be fixed or determined by the Board in accordance with the 2019 Plan;

RESOLVED FURTHER THAT, the maximum number of stock incentives granted to Eligible Employees of both the Company and its subsidiaries under the 2019 Plan shall not cumulatively exceed 5,00,00,000 equity shares (as may be adjusted for any changes in capital structure of the Company) at a price decided by the Board and / or the Nomination and Remuneration Committee (hereinafter referred to as "the Administrator", which to the extent of secondary acquisition of the Company's equity shares by the Infosys Expanded Stock Ownership Trust and related administrative matters shall also include delegation of administration to the Infosys Expanded

Stock Ownership Trust) from time to time in accordance with the 2019 Plan;

RESOLVED FURTHER THAT, in case of any corporate action(s) such as rights issues, bonus issues, merger, restructuring, sale of division of the Company or other similar event, the Board and / or the Administrator (as the case may be) be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under Applicable Laws, so as to ensure that fair and equitable benefits under the 2019 Plan are passed on to the Eligible Employees;

RESOLVED FURTHER THAT, the Board be and is hereby authorized to allot equity shares of the Company as may be required for the 2019 Plan;

RESOLVED FURTHER THAT, the Board and / or the Administrator (as the case may be) be and is hereby authorized to take necessary steps for listing of the shares allotted under the 2019 Plan on the stock exchanges as per the provisions of Applicable Laws and any listing-related requirements of the stock exchanges concerned;

RESOLVED FURTHER THAT, for the purpose of bringing into effect and implementing the 2019 Plan and generally for giving effect to these resolutions, the Board and / or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

RESOLVED FURTHER THAT, the formation of the Infosys Expanded Stock Ownership Trust with purposes inter alia to administer the 2019 Plan be and is hereby noted and approved, and trustees of the Infosys Expanded Stock Ownership Trust be and are hereby authorized to take such steps as may be required in relation to the 2019 Plan or its implementation.

RESOLVED FURTHER THAT, the Board and / or the Administrator be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate such powers to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.

Item No. 6 – Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT subject to the provisions of the Indian Trusts Act, 1882 and Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and other applicable laws (if any), the approval of the shareholders of the Company be and is hereby accorded to Infosys Expanded Stock Ownership Trust ("the Trust") to acquire equity shares of the Company by way of secondary acquisition for implementing the 2019 Plan, with such acquisition (in one or more tranches) not cumulatively exceeding 4,50,00,000 equity shares (as may be adjusted for any changes in capital structure of the Company) of the Company constituting 1.04% of the paid-up equity share capital of the Company as on May 15, 2019 (or such lower percentage as may be permitted under applicable law) at such price(s) and on such terms and conditions as may be determined by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include any committee which the Board has authorized in this behalf including authorization of the powers conferred by this resolution) in accordance with the provisions of the 2019 Plan.

RESOLVED FURTHER THAT, subject to the provisions of the Companies Act, 2013 (including rules thereunder), the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and other applicable laws, if any and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the approval of the shareholders of the Company be and is hereby accorded to make provision of money by way of a grant and / or loan (in such manner as it deems fit), to provide guarantee or security in connection with the loan granted or to be granted to the Trust, in one or more tranches, not exceeding the statutory limits, for the acquisition of up to 4,50,00,000 equity shares of the Company constituting 1.04% of the paid-up equity share capital of the Company as on May 15, 2019 in one or more tranches on such terms and conditions as may be decided by the Board, for acquisition of equity shares of the Company for the purpose of implementation of the 2019 Plan (whether from the secondary market or otherwise).

RESOLVED FURTHER THAT, in case of any corporate action(s) such as rights issue, bonus issue, buyback of shares, split or consolidation of shares etc. of the Company, the maximum number of equity shares of the Company that can be acquired from the secondary market by the Trust shall be appropriately adjusted.

RESOLVED FURTHER THAT, for the purpose of giving effect to the above resolution, the Board or the officers authorized by the Board in this regard be and are hereby authorized to do all such acts, deeds, matters and things as may be necessary or expedient and to settle any questions, difficulty or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the shareholders of the Company.

Item No. 7 – Approval of grant of Stock Incentives to Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD), under the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to the recommendations of the Nomination and Remuneration Committee and the approval of the Board of Directors of the Company and pursuant to the provisions of Section 196, 197 and other applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, read with Schedule V to the Act (including any statutory modification(s) or re-enactments thereof) and pursuant to the 2019 Plan (upon approval of the 2019 Plan by the shareholders of the Company), and in partial modification to the resolution passed by shareholders on February 20, 2018 pursuant to the notice of postal ballot dated January 3, 2018 sent to the Company's shareholders approving the appointment of Salil Parekh as the CEO & MD of the Company, consent of the shareholders be and is hereby accorded to grant such number of performance-based stock incentives in the form of restricted stock units (RSUs) (as defined in the explanatory statement to Item Nos. 4, 5 and 6) on an annual basis, having a market value of Rupees Ten Crore (₹ 10,00,00,000) (determined based on the market price of the Company's equity shares on the date of the grant) to Salil Parekh, CEO & MD of the Company, which shall vest 12 months from the date of each grant ("the 2019 Annual Performance Equity Grant").

RESOLVED FURTHER THAT, the 2019 Annual Performance Equity Grant approved as above shall continue till the expiry of the pool of stock incentives available under the 2019 Plan, or until cessation of Salil Parekh's employment with the Company, whichever is earlier.

RESOLVED FURTHER THAT, the vesting of the 2019 Annual Performance Equity Grant is subject to the Company's achievement of certain performance milestones (as laid out in the explanatory statement to Item Nos. 4, 5 and 6).

RESOLVED FURTHER THAT, effective from the date of approval by the shareholders of this resolution, the 2019 Annual Performance Equity Grant shall be deemed to have been included to the terms and conditions of the appointment of Salil Parekh, CEO & MD as approved by the shareholders and the executive employment agreement shall be amended accordingly.

RESOLVED FURTHER THAT, the Board of Directors of the Company be and is hereby authorized to alter and vary the terms and conditions of the appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modifications or re-enactments thereof, for the time being in force).

Item No. 8 – Approval for changing the terms of the appointment of Salil Parekh, Chief Executive Officer (CEO) and Managing Director

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to the recommendations of the Nomination and Remuneration Committee and the approval of the Board of Directors of the Company and pursuant to the provisions of Section 196, 197 and other applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, read with Schedule V to the Act (including any statutory modification(s) or re-enactments thereof), and pursuant to the grants made under the 2015 Stock Incentive Compensation Plan and in partial modification to the resolution passed by shareholders on February 20, 2018 pursuant to the notice of postal ballot dated January 3, 2018 sent to the Company's shareholders approving the appointment of Salil Parekh as the CEO & MD of the Company ("the Original Resolution"), consent of the shareholders be and is hereby accorded to amending paragraph 3(b) of the Original Resolution by changing the vesting period of the Annual Performance Equity Grant (as defined in the Original Resolution) from the current three years to one year.

RESOLVED FURTHER THAT, except as stated in this resolution and the resolution in Item No. 7 above, there shall be no change to the terms and conditions of the appointment of Salil Parekh, CEO & MD, as approved by the shareholders pursuant to the Original Resolution.

RESOLVED FURTHER THAT, effective from the date of approval by the shareholders of this resolution, the aforesaid change in vesting period of the Annual Performance Equity Grant shall be deemed to have been accordingly modified in the terms and conditions of the appointment of Salil Parekh, CEO & MD, as approved by the shareholders pursuant to the Original Resolution and the executive employment agreement shall be amended accordingly.

RESOLVED FURTHER THAT, the Board of Directors of the Company be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modifications or re-enactments thereof, for the time being in force).

Item No. 9 – Approval of grant of Stock Incentives to U.B. Pravin Rao, Chief Operating Officer (COO) and Whole-time Director, under the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to the recommendations of the Nomination and Remuneration Committee and the approval of the Board of Directors of the Company and pursuant to the provisions of Section 196, 197 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, read with Schedule V to the Act (including any statutory modification(s) or re-enactments thereof) and pursuant to the 2019 Plan (upon approval of the 2019 Plan by the shareholders of the Company), in partial modification to the earlier resolutions approved by shareholders, in respect of the appointment and remuneration of U.B. Pravin Rao, COO and Whole-time Director of the Company, consent of the shareholders be and is hereby accorded to grant such number of performance-based stock incentives in the form of restricted stock units (RSUs) (as defined in the explanatory statement to Item Nos. 4, 5 and 6) on an annual basis, having a market value of Rupees Four Crore (₹4,00,00,000) (determined based on the market price of the Company's equity shares on the date of the grant) to U.B. Pravin Rao, COO and Whole-time Director of the Company, which shall vest 12 months from the date of each grant ("the 2019 Annual Performance Equity Grant").

RESOLVED FURTHER THAT, the 2019 Annual Performance Equity Grant approved as above shall continue till the expiry of the pool of stock incentives available under the 2019 Plan, or until cessation of U.B. Pravin Rao's employment with the Company, whichever is earlier.

RESOLVED FURTHER THAT, the vesting of the 2019 Annual Performance Equity Grant is subject to the Company's achievement of certain performance milestones (as laid out in the explanatory statement to Item Nos. 4, 5 and 6).

RESOLVED FURTHER THAT, effective from the date of approval by the shareholders of this resolution, the 2019 Annual Performance Equity Grant shall be deemed to have been included to the terms and conditions of the appointment of U.B. Pravin Rao, COO and Whole-time Director as approved by the shareholders and the executive employment agreement shall be amended accordingly.

RESOLVED FURTHER THAT, the Board of Directors of the Company be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modifications or re-enactments thereof, for the time being in force).

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 15, 2019

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

Notes

1. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote in the meeting instead of himself / herself, and the proxy need not be a member of the Company. A person can act as a proxy on behalf of a maximum of 50 members and holding in aggregate not more than 10% of the total share capital of the Company. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy, provided that the person does not act as proxy for any other shareholder.
2. Corporate members intending to send their authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution to the Company or upload it on the e-voting portal, authorizing their representative to attend and vote on their behalf at the meeting.
3. The instrument appointing the proxy, duly completed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting (on or before June 20, 2019, 3:00 p.m. IST). A proxy form for the AGM is enclosed.
4. During the period beginning 24 hours before the time fixed for the commencement of the AGM and until the conclusion of the meeting, a member would be entitled to inspect the proxies lodged during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. Members / proxies / authorized representatives should bring the duly-filled attendance slip enclosed herewith to attend the meeting.
6. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Act, and the Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available for inspection by the members at the AGM.
7. The Register of Members and Share Transfer Books will remain closed on June 15, 2019 for the purpose of payment of the final dividend for the financial year ended March 31, 2019, and the AGM.
8. Subject to the provisions of the Act, dividend as recommended by the Board, if declared at the meeting, will be paid within a period of 30 days from the date of declaration, to those members whose names appear on the Register of Members as at the end of June 14, 2019. The final dividend is ₹10.50 per equity share. The dividend will be paid on or before June 25, 2019.
9. Members whose shareholding is in electronic mode are requested to direct notifications about change of address and updates about bank account details to their respective depository participant(s). We urge the members to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondence, including on dividends, to the Registrar and Share Transfer Agents, Karvy Fintech Private Limited, Unit : Infosys Limited, Karvy Selenium Tower B, Plot 31-32, Financial District, Nanakramguda Serilingampally Mandal, Hyderabad 500 032.
11. Members wishing to claim dividends that remain unclaimed are requested to correspond with the Registrar and Share Transfer Agents as mentioned above, or to the Company Secretary, at the Company's registered office. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 124 of the Act, be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years will be transferred to the IEPF as per Section 124 of the Act, and the applicable rules.
12. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. You can do this by updating your email addresses with your depository participants.
13. In compliance with Section 108 of the Act, read with corresponding rules, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations"), the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) service facilitated by the National Securities Depository Limited (NSDL). The facility for voting will also be made available at the AGM, and members attending the AGM, who have not already cast their votes by remote e-voting shall be able to exercise their right at the AGM. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their votes again. The instructions for e-voting are annexed to the Notice. The Board has appointed Parameshwar G. Hegde of Hegde and Hegde, Practicing Company Secretaries, as the Scrutinizer to scrutinize the e-voting / ballot process / instapoll in a fair and transparent manner.
14. The e-voting period commences on June 17, 2019 (9:00 a.m. IST) and ends on June 21, 2019 (5:00 p.m. IST). During this period, members holding shares either in physical or dematerialized form, as on the cut-off date, i.e. June 15, 2019 may cast their vote electronically. The e-voting module will be disabled by NSDL for

voting thereafter. A member will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. June 15, 2019. E-voting rights cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.

15. The Annual Report 2018-19, the Notice of the 38th AGM, and instructions for e-voting, along with the attendance slip and proxy form, are being sent by electronic mode to members whose email addresses are registered with the Company / depository participant(s), unless a member has requested for a physical copy of the documents. For members who have not registered their email addresses, physical copies are being sent through permitted modes.

16. Members may also note that the Notice of the 38th AGM and the Infosys Annual Report 2018-19 will be available on the Company's website, https://www.infosys.com/investors/reports-filings/annual-report/Pages/annual-reports.aspx.

17. Additional information, pursuant to Regulation 36 of the Listing Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of the Notice.

18. SEBI has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participant(s). Members holding shares in physical form are required to submit their PAN details to the Registrar and Share Transfer Agents.

19. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the AGM.

- The attendance registration procedure for the AGM is as follows:

a. Shareholders are requested to tender their attendance slips at the registration counters at the venue of the AGM and seek registration before entering the meeting hall.
b. Alternatively, to facilitate smooth registration / entry, the Company has also provided a web check-in facility, which would help the shareholder enter the AGM hall directly without going through the registration formalities at the registration counters.
c. The web check-in facility will be available from June 19, 2019 (9:00 a.m. IST) to June 21, 2019 (5:00 p.m. IST).

- The procedure of web check-in for the AGM is as follows:

a. Log in to https://agm.karvy.com/webcheckin/WebReg.aspx and click on the web check-in link.
b. Select the company name.
c. Pass through the security credentials viz., DP ID, Client ID / Folio entry, PAN No., and 'CAPTCHA' as directed by the system and click on the 'Submit' button.
d. The system will validate the credentials. Click on the 'Generate my attendance slip' button that appears on the screen.
e. The attendance slip in PDF format will appear on the screen. Select the 'PRINT' option for direct printing or download and save for printing.

The shareholder needs to furnish the printed attendance slip along with a valid identity proof such as the PAN card, passport, AADHAAR card or driving license to enter the AGM hall.

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 15, 2019

Explanatory Statement

Item Nos. 4, 5 and 6

Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company and its subsidiaries under the 2019 Plan

The Company has been a pioneer in India by rewarding its employees through stock ownership programs starting in 1994. This philosophy has created a culture of aligning employee and shareholder interests. The last stock incentive plan was approved by shareholders pursuant to the postal ballot dated March 31, 2016, being the 2015 Incentive Compensation Plan ("2015 Plan"). The shareholders had approved the 2015 Plan and the grant of stock incentives to the eligible employees of the Company thereunder, which provided for approximately 1% of the equity shares of the Company then outstanding, amounting to approximately 24.04 million equity shares (equivalent to 48.08 million equity shares after bonus adjustments). The stock incentives under the 2015 Plan are granted to eligible employees with vesting criteria being largely time-based as decided by the Nomination and Remuneration Committee (NRC) and set forth in the respective award agreement.

The Company has made the following grants for a total of 18.5 million equity shares (post bonus adjustments) out of the total pool of 48.08 million shares, under the 2015 Plan and the total pool under the 2015 Plan is expected to be exhausted by 2023:

Financial Year 2016-17: 8.5 million shares

Financial Year 2017-18: 5.6 million shares

Financial Year 2018-19: 4.4 million shares

The cumulative grant over the past three financial years represents approximately 40% of the total allocated pool of the 2015 Plan (equivalent to 0.43% of equity base of the Company as at the end of the financial year 2018-19).

In continuation of the Company's philosophy of aligning employee interests with shareholder value creation and in line with global practices, the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include the NRC constituted by the Board to exercise its powers in relation hereto, including the powers conferred by these resolutions) has now approved to issue a new stock incentive plan called the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan"). This unique plan which sets out challenging performance criteria aligned to shareholder value creation will deepen employee ownership of the Company. With the inclusion of leading market benchmarked performance criteria like Relative Total Shareholder Return ("Relative TSR") in the 2019 Plan, the Company has adopted best-in-class global corporate governance practices. Further, it will incentivize, retain, and attract key talent through this performance-based stock incentive plan among an expanded employee base. The performance-linked vesting 2019 Plan is distinct from the 2015 Plan. Under the 2015 Plan, the grants largely vested based on time whereas under the 2019 Plan the grants will vest strictly on performance. Accordingly, it is proposed to allocate a maximum limit of 5,00,00,000 shares (approximately 1.15% of the equity share capital as on the date of this notice) of the Company under the 2019 Plan.

A copy of the 2019 Plan is available for review by the shareholders on https://www.infosys.com/investors/reports-filings/Documents/expanded-stock-ownership-program2019.pdf

The Resolutions contained at Item Nos. 4, 5 and 6 seek to obtain the shareholders' approval to authorize the Board to create, issue, offer and provide equity shares, American Depositary Receipts (ADRs) or cash, from time to time, to the Eligible Employees (as defined in the 2019 Plan) of the Company or its subsidiaries under the 2019 Plan.

Pursuant to Regulation 6 and Regulation 14 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ("SEBI Regulations"), the requirements enumerated by SEBI through the circular no. CIR/CFD/POLICY CELL/2/2015 dated June 16, 2015, as well as the requirements prescribed by Section 67(3)(b) of the Companies Act, 2013 read with Rule 16(2) of the Companies (Share Capital and Debentures) Rules, 2014, the key details of the 2019 Plan are set out below:

1. Brief description of the 2019 Plan

The purpose of the 2019 Plan is to:

- Encourage employees to align individual performance with the Company's shareholder value creation objectives;
- Attract, retain and motivate talented and identified employees; and
- Reward employee performance with ownership.

The 2019 Plan grants restricted stock units (RSUs) to Eligible Employees, and subject to applicable law and conditions, the Eligible Employees shall be entitled to receive equity shares, ADRs or cash on exercise of the RSUs. The 2019 Plan shall be administered by the NRC (hereinafter referred to as "the Administrator", which to the extent of secondary acquisition and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust) from time to time, whose decisions, determinations, and interpretations will be final and binding on all Eligible Employees and participants under the 2019 Plan. Each RSU granted shall be evidenced by an award agreement that will specify such terms and conditions as the Administrator will determine.

The total rewards for the Eligible Employees are designed to ensure their continued alignment with organizational goals. The emphasis on the performance-linked RSUs ensures alignment with shareholders' interests, through a continued focus on the Company's sustainable, long-term performance and value creation.

2. Total number of shares or benefits to be granted

The total number of equity shares and ADRs to be provided pursuant to the exercise of the RSUs under the 2019 Plan to the Eligible Employees of the Company and its subsidiaries shall not cumulatively exceed 5,00,00,000 equity shares (approximately 1.15% of the issued capital as on the date of this notice).

3. Identification of classes of employees entitled to participate and be beneficiaries in the 2019 Plan

'Employees', as defined under the SEBI Regulations, of the Company and its subsidiary companies, whether working in India or abroad, will be entitled to participate in the 2019 Plan, subject to the fulfillment of such eligibility criteria as may be specified in the SEBI Regulations and / or as may be determined by the Administrator from time to time.

It is clarified that as per the SEBI Regulations and the Companies Act 2013, eligible employees who are promoters or members of the promoter group, independent directors or directors who themselves or through a relative / body corporate (directly or indirectly) holds more than 10% of the outstanding equity shares of the Company; shall not be eligible to participate in the 2019 Plan.

For determining the grant of RSUs under the 2019 Plan, the appraisal process set forth in paragraph 8 below shall be considered.

4. Requirements of vesting and period of vesting

The RSUs granted under the 2019 Plan shall vest as based on the following three performance parameters, the relative weightage of which shall be determined by the NRC provided that each parameter shall have a weightage of at least 25% and no single parameter will have a weightage of more than 50% :

i Relative TSR against a peer comparator group of not less than 8 comparators which will be identified by the Administrator from a basket of the following 10 industry peers which include Indian and global companies such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos, and HCL.

  In case of delisting of any of the above mentioned peer group companies during the performance measurement period, the NRC is entitled to include an additional peer set company to the comparator group.

ii Relative TSR against broader market domestic and global indices comprising of Nifty 50, S&P 500 and MSCI index to be determined by the Administrator

iii Operating lead performance metrics of the Company, which are used to derive shareholder value, measured by

  - Total revenue growth
  - Digital revenue growth; and
  - Operating margin.

The annual performance targets against these metrics shall be determined by the Administrator.

Each of the above three performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.

Shares will vest based on the Company's performance on Relative TSR in (i) and (ii) above as follows :

- If it ranks in the 75th percentile and above, then a maximum of 100% of the RSUs due for vesting will vest;
- If it ranks in the 50th to 75th percentile, then the RSUs due for vesting will vest proportionately on a linear scale between 60% to 100%, and the balance will lapse;
- If it ranks below the 50th percentile, then no RSUs due for vesting will vest.

The increased dilution of the equity share capital, if any and / or cost of secondary acquisition of equity shares is expected to be offset by growth in shareholder value and increased returns to the shareholders.

All RSUs granted shall vest as per the schedule determined by the Administrator from the date of the grant.

Any RSUs which lapse or are forfeited shall be available for future grants.

5. Maximum period within which the RSUs shall vest

The RSUs shall vest between a minimum of 1 to a maximum of 3 years from the date of grant (such period not less than 1 year from the date of the grant, as decided by the Administrator) and shall be provided in the award agreement with the Eligible Employees.

In determining the vesting schedule for an Eligible Employee, the Administrator shall consider factors including, alignment with accelerated shareholder value creation, retention of key talent, future potential and tenure.

The RSUs shall vest based on the achievement of the defined annual performance criteria as per paragraph 4 above.

6. Exercise price, purchase price or pricing formula

The exercise price for the RSUs will be equal to the par value of the shares.

7. Exercise period and process of exercise

The exercise period for RSUs shall be up to 90 days (except in the case of death or permanent incapacitation of the employee, where RSUs may be exercised within 365 days). The Administrator also has the discretion to decide the exercise period and process of exercise and the same shall be mentioned in the respective Eligible Employee's award agreement. Further, the RSUs shall be deemed exercised when the Company or its appointed agent receives written or electronic notice of the exercise from the person entitled to exercise the RSUs; and subject to the terms of award agreement with the Eligible Employees, full payment for the equity shares or ADRs with respect to which the RSUs are exercised along with applicable tax amount payable by such person (unless the person entitled to exercise the RSUs, being eligible to avail of cashless exercise of RSUs, exercise that option).

However, in cases where the Administrator so decides, the income tax amounts will be deducted from the concerned employee's salary and in such events, the payment for the equity shares or ADRs need not be accompanied by the tax amount.

The RSUs granted to an Eligible Employee under an award agreement shall lapse on the concerned employee's failure to exercise the RSUs within the exercise period.

8. The appraisal process for determining the eligibility of employees for the 2019 Plan

The appraisal process for determining the eligibility of employees for the grant of RSUs under the 2019 Plan will be determined by the Administrator, and will be based on their level in the organization, their performance and future potential, and any other criteria as will be determined by the Administrator from time to time. The selection of Eligible Employees will be based on these criteria on recommendations of the management of the Company.

9. Maximum number of shares, to be issued per employee and in aggregate

The maximum number of RSUs to be granted per Eligible Employee shall be as follows :

- No Eligible Employee will be issued more than 50,00,000 (as may be adjusted for any changes in capital structure of the Company) equity shares of the Company.
- The grant of RSUs during any one year covering a number of equity shares or ADRs equal to or exceeding 1% of the issued capital of the Company at the time of grant of the RSUs shall be subject to the approval of shareholders by way of a special resolution passed at a general meeting.
- The total number of equity shares or ADRs to be provided to employees of the Company and its subsidiaries pursuant to the exercise of the RSUs under the 2019 Plan shall not cumulatively exceed 5,00,00,000 equity shares (as may be adjusted for any changes in capital structure of the Company).

10. Maximum quantum of benefits to be provided per employee under the scheme(s)

Same as paragraph 9 above.

11. Whether the scheme(s) is to be implemented and administered directly by the Company or through a trust

The NRC shall administer the 2019 Plan, which to the extent of secondary acquisition and related administrative matters shall also include delegation of administration to the Infosys Expanded Stock Ownership Trust.

12. Whether the scheme(s) involves fresh issue of shares by the Company or secondary acquisition by the trust or both

The 2019 Plan involves both, fresh issue of equity shares by the Company and secondary acquisition by the Infosys Expanded Stock Ownership Trust subject to regulatory approvals.

The Infosys Expanded Stock Ownership Trust may acquire up to 4,50,00,000 equity shares (being 90% of the maximum number of 5,00,00,000 equity shares covered in the 2019 Plan, each as may be adjusted for any changes in capital structure of the Company) of the Company from the secondary market, subject to applicable law (including the restrictions on secondary acquisition under the SEBI Regulations). The Company may issue and allot its equity shares, to the extent there are grants under the 2019 Plan in respect of which shares are not available with the Infosys Expanded Stock Ownership Trust (including pursuant to acquisitions from secondary market). It is clarified that the above-referred maximum limit of 4,50,00,000 equity shares for secondary acquisition (wherever referred herein) is merely a maximum upfront cap, and is not indicative of the number of equity shares of the Company that may actually be acquired by the Infosys Expanded Stock Ownership Trust – the Infosys Expanded Stock Ownership Trust may not acquire any shares of the Company, or may acquire equity shares that are substantially lower than 4,50,00,000 in number.

13. The amount of provision of money (by way of grant and / or loan) to be provided for implementation of the scheme(s) by the Company to the trust – and if a loan, its tenure, utilization, repayment terms, etc.

The Company shall (from time to time) make provision for money by way of a grant and / or loan and / or provide guarantee or security in connection with the loan granted or to be granted to the Infosys Expanded Stock Ownership Trust, to fund the Infosys Expanded Stock Ownership Trust which shall be utilized for the purpose of purchase of equity shares of the Company from the secondary market on the platform of a recognized stock exchange for the 2019 Plan. Such amount provisioned to the Infosys Expanded Stock Ownership Trust shall not exceed the statutory limits. To the extent a loan is made by the Company, the exercise price received from the Eligible Employees upon exercise of the RSUs shall be used to repay the loan to the Company. Additionally, any dividends received on equity shares purchased pursuant to the 2019 Plan shall be used in such manner as the Administrator may deem fit, including (i) for secondary acquisition of shares and / or (ii) repayment of the loan (if any) made by the Company to the Infosys Expanded Stock Ownership Trust. The tenure and other relevant terms of the loan (if any) made by the Company to the Infosys Expanded Stock Ownership Trust shall be as may be mutually agreed at the time of grant of the loan.

As the Company may provide money for purchase of its own shares for the purpose of implementing the 2019 Plan the details required in the explanatory statement for the provision of such money, under Section 67 read with Rule 16 of the Companies (Share Capital and Debentures) Rules, 2014 are as follows:

a. The class of employees for whose benefit the 2019 Plan is being implemented and money is being provided for purchase of or subscription to shares:

   As mentioned in paragraph 3 above.

b. The particulars of the trustee in whose favour such shares are to be registered:

   Same as paragraph 13(c) below.

c. The particulars of trust and name, address, occupation and nationality of trustees and their relationship with the promoters / promoter group, directors or key managerial personnel:

   Name of the trust: Infosys Expanded Stock Ownership Trust

   Address of the trust: Electronics City, Hosur Road, Bengaluru – 560100

   Particulars of the trustees are given below:

   Jayesh Dhanvantkumar Sanghrajka, an Indian citizen, residing at C2-402, L&T South City, Bannerghatta Road, Bengaluru – 560076, Karnataka, Occupation - Company service

   Sunil Kumar Dhareshwar, an Indian citizen, residing at 817 Shree Shakthi CN Halli, Mahadeshwara Layout R.T. Nagar, Bengaluru – 560032, Karnataka, Occupation - Company service

   Krishnamurthy Shankar, an Indian citizen, residing at #G-509 Raheja Residency 3rd Block, 7th Cross, Koramangala Agara, Bengaluru – 560034, Karnataka, Occupation - Company service

   All the above trustees are presently employees of the Company. None of the above trustees and their respective relatives are related to the promoters / promoter group, directors or key managerial personnel of the Company.

d. Any interest of key managerial personnel, directors or promoters in the 2019 Plan or trust and effect thereof

   Directors and key managerial personnel may be deemed to be interested to the extent of RSUs as may be granted to them under the 2019 Plan, and to the extent of their shareholding as shareholders of the Company.

e. The detailed particulars of benefits which will accrue to the employees from the implementation of the 2019 Plan

   The employee can receive equity shares, ADRs, or cash upon exercise of RSUs granted to them as per the relevant award agreement.

f. Details about who would exercise the voting rights vand how in respect of the equity shares to be purchased or subscribed under the 2019 Plan would be exercised

   The SEBI Regulations provide that the trustee of a trust governed under the SEBI Regulations, shall not vote in respect of the shares held by the trust, so as to avoid any misuse arising out of exercising such voting rights.

14. Maximum percentage of secondary acquisition (subject to limits specified under the regulations) that can be made by the trust for the purposes of the scheme(s)

    The Infosys Expanded Stock Ownership Trust may acquire up to 4,50,00,000 equity shares of the Company (as may be adjusted for any changes in capital structure of the Company) from the secondary market, which is approximately 1.04% of the paid-up equity capital of the Company as on date of this notice.

15. A statement to the effect that the Company shall conform to the accounting policies specified in Regulation 15

    The Company will conform to the applicable accounting policies prescribed under the SEBI Regulations, or any other policy(ies) that may be prescribed under law with respect to accounting for stock options including the disclosure requirements prescribed therein.

16. The method which the Company shall use to value its options :

    To calculate the employee compensation cost, the Company shall use the Fair Value Method for the valuation of the RSUs granted.

17. Validity period of the 2019 Plan

    The grants made under the 2019 Plan shall be made over 7 years, and the 2019 Plan shall be valid for a period of ten years from the date of receipt of approval of shareholders –this validity period can be extended (if required) by the shareholders.

    As the 2019 Plan provides for issue of equity shares and ADRs to be offered to persons other than the existing shareholders of the Company, consent of the shareholders is being sought pursuant to Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 and as per Regulation 6 of the SEBI Regulations.

    Pursuant to the provisions of the SEBI Regulations, a separate resolution is required to be passed if the grant of RSUs, to the employees of subsidiaries, and a separate resolution is required in the event of secondary acquisition for implementation of a scheme. Accordingly, the resolutions set as Item Nos. 4, 5 and 6 are being placed for the approval of shareholders. None of the promoters / promoter group or their relatives are in any way concerned or interested in these resolutions except to the extent of their shareholding as shareholders. The directors, key managerial personnel or their relatives may be deemed to be concerned or interested in these resolutions to the extent of RSUs that be granted to them and to the extent of their shareholding as shareholders.

    The Board of Directors of the Company recommends the passing of the proposed resolutions stated in Item Nos. 4, 5 and 6 as special resolutions.

Item No. 7

Approval of grant of stock incentives to Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD), under the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")

The 2019 Plan is intended to cover employees of the Company and its subsidiaries across geographies and across all job levels, including CEO & MD. As such Salil Parekh, CEO & MD shall also be eligible to participate in the 2019 Plan.

The remuneration of Salil Parekh, CEO & MD was approved by the shareholders on February 20, 2018 pursuant to postal ballot notice dated January 3, 2018 ("the Original Resolution").

The Board of Directors of the Company proposes to grant Salil Parekh, CEO & MD stock incentives to incentivize him, in order to further increase shareholder value and to drive execution excellence of the agreed business strategy. From the 2019 Plan (subject to the same being approved by the shareholders), it is proposed to grant annual performance-based stock incentives in the form of restricted stock units (RSUs, as defined in explanatory statement to Item Nos. 4, 5 and 6) covering Company's equity shares having a market value as on the date of the grant of Rupees Ten Crore (₹ 10,00,00,000) ("the 2019 Annual Performance Equity Grant"), to Salil Parekh, CEO & MD which shall vest 12 months from the date of each grant. The effective date of the first grant under

the 2019 Annual Performance Equity Grant shall be the date of approval by the Company's shareholders of the 2019 Plan and of this variation, and the vesting period for the same shall be 12 months from such date.

The 2019 Annual Performance Equity Grant approved as above shall continue till the expiry of the pool of stock incentives available under the 2019 Plan, or until cessation of Salil Parekh's employment with the Company, whichever is earlier.

The vesting of the 2019 Annual Performance Equity Grant is subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The said change is approved by the Nomination and Remuneration Committee and the Board of Directors of the Company in accordance with the applicable provisions of the Companies Act, 2013 (and other applicable laws) and in accordance with the Original Resolution, and approval of shareholders is not required for the resolution referred in Item No. 7 above. However, the shareholders' approval is now being sought as a measure of good corporate governance.

The resolution seeks the approval of the shareholders in terms of Sections 196 and 197 read with Schedule V and other applicable provisions of the Companies Act, 2013, and the rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) for the change in remuneration of Salil Parekh, CEO & MD.

No director, key managerial personnel or their relatives are interested or concerned in the resolution, except Salil Parekh and his relatives.

The Board of Directors of the Company recommends the passing of the proposed resolutions stated in Item No. 7 as an ordinary resolution.

Item No. 8

Approval of the changing the terms of the appointment of Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD)

The shareholders had on February 20, 2018 (pursuant to postal ballot notice dated January 3, 2018) ("the Original Resolution") approved the appointment of Salil Parekh as CEO & MD for a period of five (5) years with effect from January 2, 2018 to January 1, 2023 on the terms & conditions and remuneration specified in the notice and explanatory statement annexed thereto. The Original Resolution can be accessed and referred at the following link- https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf.

The Company has delivered a strong performance over the past fiscal year, creating significant shareholder value. There is now clear strategic direction to drive competitive growth through a resilient business model. Additionally, the Company has (i) delivered strong total shareholder value, (ii) increased total revenue and share of digital revenue and (iii) achieved organizational stability. In recognition of the above, and Salil's contribution to the same as the CEO & MD, the Board of Directors of the Company recommends a revision in the vesting schedule of the Annual Performance Equity Grant (as defined in the Original Resolution).

In relation to the same, the following amendment is proposed to the terms of the Original Resolution :

Amending Paragraph 3(b) of the Original Resolution by changing the vesting period of the Annual Performance Equity Grant from the current three years to one year. The Nomination and Remuneration Committee (NRC) pursuant to the 2015 Incentive Compensation Plan has approved the change in vesting period of the Annual Performance Equity Grant from successful completion of each of his three (3) full fiscal years to successful completion of each fiscal year, subject to the achievement of the performance milestones determined by the Board of Directors of the Company and / or the NRC and pro-rated to account for the partial time he will be employed for the fiscal year 2022-23.

The said change has been approved by the NRC and the Board of Directors of the Company in accordance with Section 196,197 of the Companies Act, 2013 read with Schedule V and applicable rules, and in accordance with the Original Resolution. Hence, approval of shareholders is not required for the resolution referred in Item No. 8 above. However, the shareholders' approval is now being sought as a measure of good corporate governance.

Other than as referred in Item Nos. 7 and 8 above, there are no changes to the terms and conditions of the appointment and remuneration of Salil Parekh, CEO & MD, as approved by the Original Resolution.

The resolution seeks the approval of the shareholders in terms of Sections 196 and 197 read with Schedule V and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) for the change in the vesting period of the Annual Performance Equity Grant from three years to one year.

No director, key managerial personnel or their relatives are interested or concerned in the resolution, except Salil Parekh and his relatives.

The Board of Directors of the Company recommends the passing of the proposed resolution stated in Item No. 8 as an ordinary resolution.

Item No. 9

Approval of grant of Stock Incentives to U.B. Pravin Rao, Chief Operating Officer (COO) and Whole-time Director, under the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")

The 2019 Plan is intended to cover employees of the Company and its subsidiaries across geographies and across all job levels, including whole-time Directors. As such U.B. Pravin Rao, COO and Whole-time Director shall also be eligible to participate in the 2019 Plan.

The Board of Directors of the Company proposes to grant U.B. Pravin Rao, COO and Whole-time Director stock incentives to incentivize him, in order to further increase shareholder value and to drive execution excellence of the agreed business strategy. From the 2019 Plan (subject to the same being approved by the shareholders), it is proposed to grant annual performance-based stock incentives in the form of restricted stock units (RSUs, as defined in explanatory statement to Item Nos. 4, 5 and 6) covering Company's equity shares having a market value as on the date of the grant of Rupees Four Crore (₹4,00,00,000) ("the 2019 Annual Performance Equity Grant"), to U.B. Pravin Rao, COO and Whole-time Director which shall vest 12 months from the date of each grant. The effective date of the first grant under the 2019 Annual Performance Equity Grant shall be the date of approval by the Company's shareholders of the 2019 Plan and of this variation, and the vesting period for the same shall be 12 months from such date.

The 2019 Annual Performance Equity Grant approved as above shall continue till the expiry of the pool of stock incentives available under the 2019 Plan, or until cessation of U.B. Pravin Rao's employment with the Company, whichever is earlier.

The vesting of the 2019 Annual Performance Equity Grant is subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The said change is approved by the Nomination and Remuneration Committee and the Board of Directors of the Company in accordance with the applicable provisions of the Companies Act, 2013 (and other applicable laws) and in accordance with the Original Resolution, and approval of shareholders is not required for the resolution referred in Item No. 9 above. However, the shareholders' approval is now being sought as a measure of good corporate governance.

The resolution seeks the approval of the shareholders in terms of Sections 196 and 197 read with Schedule V and other applicable provisions of the Companies Act, 2013, and the rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) for the change in remuneration of U.B. Pravin Rao COO and Whole-time Director.

No director, key managerial personnel or their relatives are interested or concerned in the resolution, except U.B. Pravin Rao and his relatives.

The Board of Directors of the Company recommends the passing of the proposed resolution stated in Item No. 9 as an ordinary resolution.

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 15, 2019

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

Additional information on director recommended for appointment / reappointment as required under Regulation 36 of the Listing Regulations and applicable Secretarial Standards



Nandan M. Nilekani

Nandan M. Nilekani is the promoter and a co-founder of the Company. He was previously the Managing Director, President and Chief Operating Officer of the Company. He then served as the Chief Executive Officer from 2002 to 2007 and the Co-Chairman of the Company till 2009.

Nandan M. Nilekani is the Co-founder and Chairman of EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. He was most recently the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister.

Born in Bengaluru, Nilekani received his Bachelor's degree from IIT, Bombay. *Fortune* magazine named him 'Asia's Businessman of the Year' for 2003. In 2005, he received the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. He was also named 'Businessman of the Year' by *Forbes Asia* in 2006. *Time* magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. *Foreign Policy* magazine listed him as one of the Top 100 Global thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India's unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV 18 conferred the 'India Business Leader' award on him for his outstanding contribution to the Indian economy in 2017. He also received the 22nd Nikkei Asia Prize for Economic and Business Innovation in 2017.

Nandan M. Nilekani is the author of *Imagining India*, and he co-authored, with Viral Shah, his second book, *Rebooting India :* Realizing a *Billion Aspirations*.

Age 63 years

Nature of expertise in specific functional areas

Information Technology Services and Business Management.

Disclosure of inter-se relationships between directors and key managerial personnel : Nil

Listed companies (other than Infosys Group) in which Nandan M. Nilekani holds directorship and committee membership : Nil

Shareholding in the Company as on March 31, 2019

Name	Category	No. of equity shares held
Nandan M. Nilekani	Director	4,07,83,162
Rohini Nilekani	Relative (Spouse)	3,43,35,092
Nihar Nilekani	Relative (Son)	1,26,77,752
Janhavi Nilekani	Relative (Daughter)	1,26,65,162

Key terms and conditions of appointment

As per the resolution at Item No. 3 of this Notice, Nandan M. Nilekani's office as director shall be subject to retirement by rotation. He voluntarily chose not to receive any remuneration for his services rendered to the Company.

Remuneration proposed to be paid : Nil

Date of first appointment to Board, last drawn remuneration and number of board meetings attended

Nandan M. Nilekani was first appointed to the Board in 1981. He ceased to be a member of the Board on July 9, 2009. He was unanimously appointed as a member and chairman of the Board effective August 24, 2017. He voluntarily chose not to receive any remuneration for his services rendered to the Company. Details pertaining to his appointment, remuneration, and number of meetings attended are provided in the Corporate Governance report section of the Annual Report 2018-19.

Instructions for e-voting

A detailed list of instructions for e-voting is annexed to this Notice.

Proxy form

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19 (3) of the Companies (Management and Administration) Rules, 2014 – Form No. MGT-11]

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

Electronics City, Hosur Road, Bengaluru 560 100, India, 91 80 2852 0261, 91 80 2852 0362

investors@infosys.com | www.infosys.com

38th Annual General Meeting – June 22, 2019

Name of the member(s)	
Registered address	
Registered email address	
Folio no. / Client ID	
DP ID	

I / We, being the member(s) of .... shares of the above named company, hereby appoint

Name : .... Email : ....

Address: ....

....Signature: ______________________

or failing him / her

Name : .... Email : ....

Address: ....

....Signature: ______________________

or failing him / her

Name : .... Email : ....

Address: ....

....Signature: ______________________

as my / our proxy to attend and vote (on a poll) for me / us and on my / our behalf at the 38th Annual General Meeting of the Company, to be held on Saturday, June 22, 2019, at 3:00 p.m. IST, at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution number	Resolution	Type of Resolution	Vote *(Optional, see Note 2)* (Please mention no. of shares)	
			For	Against
Ordinary business				
1	Adoption of financial statements	Ordinary		
2	Declaration of dividend	Ordinary		
3	Appointment of Nandan M. Nilekani as a director liable to retire by rotation	Ordinary		
Special business				
4	Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the 2019 Plan	Special		
5	Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the 2019 Plan	Special		
6	Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")	Special		
7	Approval of grant of Stock Incentives to Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD), under the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")	Ordinary		
8	Approval for changing the terms of the appointment of Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD)	Ordinary		
9	Approval of grant of Stock Incentives to U.B. Pravin Rao, Chief Operating Officer (COO) and Whole-time Director, under the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")	Ordinary		

Signed this .... day of .... 2019.

Affix revenue stamp of not less than ₹ 1

.... *Signature of the member*

.... *Signature of the proxy holder(s)*

Notes:

1. This form, in order to be effective, should be duly stamped, completed, signed and deposited at the registered office of the Company, not less than 48 hours before the Annual General Meeting (on or before 3:00 p.m. IST on June 20, 2019).
2. It is optional to indicate your preference. If you leave the 'for' or 'against' column blank against any or all of the resolutions, your proxy will be entitled to vote in the manner as he / she may deem appropriate.

Attendance slip

INFOSYS LIMITED

CIN: L85110KA1981PLC013115
Electronics City, Hosur Road, Bengaluru 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com | www.infosys.com

38th Annual General Meeting – June 22, 2019

Registered Folio no. / DP ID no. / Client ID no.:

Number of shares held:

I certify that I am a member / proxy / authorized representative for the member of the Company.

I hereby record my presence at the 38th Annual General Meeting of the Company at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, on Saturday, June 22, 2019, at 3:00 p.m. IST.

....

Name of the member / proxy
(in BLOCK letters)

Signature of the member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall at the registration desk. Members are requested to bring their copies of the Annual Report to the AGM.

Route map to the venue of the AGM

Christ University Auditorium
Hosur Road,
Bengaluru 560 029
Karnataka, India.
www.christuniversity.in

For queries, contact us :
+91 80 28520261
investors@infosys.com


From M. G. Road
Hosur Road
Hosur Main Road
Mico Factory
New Mico Road
Bannerghatta Main Road
Adugodi Police Station
NIMHANS
Bangalore Dairy
Dairy Circle Flyover
Bosch
Forum Mall
Dairy Circle Road
Christ University Auditorium
Koramangala
St. Anthony's Church
St. John's Hospital
Hosur Road
Sarjapur Road
Bannerghatta Main Road
Madiwala
From Silk Board
Outer Ring Road
Outer Ring Road
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EM698700010IN

Member Name

Address 1
Address 2
Address 3
City PIN

Registered Folio no. / DP ID no. / Client ID no.: <<ID1>>	Number of shares held:

Dear member,

Subject: Instructions for e-voting

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, substituted by Companies (Management and Administration) Amendment, 2015 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 38th Annual General Meeting to be held on Saturday, June 22, 2019, at 3:00 p.m. IST. The Company has engaged the services of the National Securities Depository Limited (NSDL) to provide the e-voting facility. The Notice is displayed on the Company's website, www.infosys.com, and on the website of NSDL, www.evoting.nsdl.com.

The e-voting facility is available at the link, https://www.evoting.nsdl.com

E-voting particulars

EVEN (e-voting event number)	User ID	Password
<<ID1>>	<<ID1>>	<<PWD>>

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
June 17, 2019 at 9:00 a.m. IST	June 21, 2019 at 5:00 p.m. IST

Please read the following instructions before exercising your vote:

These details and instructions form an integral part of the Notice of the Annual General Meeting to be held on June 22, 2019.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

Instructions for e-voting

In compliance with Regulation 44, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and Section 108 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its members, to enable them to cast their votes electronically. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

Step 1: Log in to NSDL's e-voting system at https://www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL's e-voting system.

Step 1

How to log in to the NSDL e-voting website

1. Visit the e-voting website of NSDL by opening your web browser and typing the following URL either on a desktop computer / laptop or on a mobile or scan the QR code using your smart phone:

https://www.evoting.nsdl.com	

2. Once the homepage of the e-voting system is launched, click on the icon, 'Login', available under 'Shareholders'.
3. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL e-services, i.e. IDEAS, you can log in at https://eservices.nsdl.com/ with your existing IDEAS log-in details. Once you log in to NSDL e-services using your log-in credentials, click on 'e-Voting' and proceed to Step 2, i.e., cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares, i.e., Demat (NSDL or CDSL) or Physical	User ID
a) For members who hold shares in demat accounts with NSDL.	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL.	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your user ID is 12**************
c) For members holding shares in physical form.	EVEN, followed by Folio Number registered with the Company For example, if your EVEN is 101456, and Folio Number is 001***, then your User ID is 101456001***

5. Your password details are given below:
   a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b) If you are using the NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password', and change your password, as prompted by the system.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you by NSDL from your mailbox. Open the email and open the attachment (it will be a .pdf file). Open the file. The password to open the file is your 8-digit client ID for your NSDL account, or the last 8 digits of your CDSL client ID, or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, your 'initial password' is communicated to you on your postal address.
6. If you have not received the 'initial password', or are unable to retrieve it, or have forgotten your password:

a) Click on the 'Forgot User Details / Password?' (for those holding shares in demat accounts with NSDL or CDSL) option available on www.evoting.nsdl.com.
b) A 'Physical User Reset Password?' (for those holding shares in physical mode) option is also available on www.evoting.nsdl.com.
c) If you are unable to get your password following the aforesaid options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / folio number, your PAN, your name, and your registered address.

7. After entering your password, agree to the terms and conditions by checking the box.
8. Next, click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2

How to cast your vote electronically on the NSDL e-voting system?

1. After successfully logging in following Step 1, you will be able to see the e-voting homepage. Click on 'e-Voting'. Then, click on 'Active Voting Cycles'.
2. Upon clicking on 'Active Voting Cycles', you will be able to see the 'EVEN' of all the companies in which you hold shares and whose voting cycles are in 'active' status.
3. Select the 'EVEN' of the company for which you wish to cast your vote.
4. Now you are on the voting page and ready for e-voting.
5. Cast your vote by selecting appropriate options, i.e., assent or dissent, verify / modify the number of shares for which you wish to cast your vote, and click on 'Submit'. Also click on 'Confirm' when prompted.
6. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
7. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8. Please remember that you are not allowed to modify your vote once you confirm your vote on a resolution.

General guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG Format) of the relevant Board Resolution / Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
2. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Log in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details / Password?' or the 'Physical User Reset Password?' option available on www.evoting.nsdl.com, to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and the e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com, or call on the toll-free no.: 1800-222-990, or contact Pallavi Mhatre, Manager, National Securities Depository Ltd., Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, at the designated email address: pallavid@nsdl.co.in/evoting@nsdl.co.in or at telephone no. +91 22 2499 4545 who will also address grievances connected with voting by electronic means.
4. The e-voting period commences on June 17, 2019 (9:00 a.m. IST) and ends on June 21, 2019 (5:00 p.m. IST). During this period, members of the Company holding shares either in physical or dematerialized form, as on the relevant date i.e. June 15, 2019, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. A member will not be allowed to vote again on any resolution on which a vote has already been cast. Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice convening the AGM and up to the cut-off date i.e. June 15, 2019, may obtain his login ID and password by sending a request at evoting@nsdl.co.in.
5. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the relevant date i.e. June 15, 2019.